VIA EDGAR AND BY HAND

December 7, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Elaine Wolff, Special Counsel

Re:	Feldman Mall Properties, Inc.
Amendment No. 3 to the Registration Statement on Form S-11 Filed November 15, 2004
Amendment No. 4 to the Registration Statement on Form S-11 Filed November 24, 2004
Registration No. 333-118246

Dear Ms. Wolff:

     On behalf of our client, Feldman Mall Properties, Inc., a Maryland corporation (the “Company”), we set forth below the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated December 3, 2004 (the “December 3 Letter”), with respect to Amendment Nos. 3 and 4 to the registration statement (the “Registration Statement”) on Form S-11 (Registration No. 333-118246) filed by the Company on November 15, 2004 and November 24, 2004, respectively. The responses to the Staff’s comments are set out in the order in which the comments were set out in the December 3 Letter and are numbered accordingly.

     We have enclosed with this letter a marked copy of Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which was filed today by the Company via EDGAR, reflecting all changes to the Registration Statement.

Our Properties, page 4

1.	We note your response to comment no. 7 that “the Company does not expect that it will be required to fund any further capital contributions through its cash flow to the joint venture because the balance of any such capital contributions will be funded through the proceeds of the existing construction loan.” Please revise in an appropriate part of the document, including MD&A and “contractual obligations,” to disclose the balance of capital contributions to the joint venture that the Company is expected to make.

     Response: We refer the Staff to our disclosure on pages 56 and 59 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources” wherein it is disclosed that, as of September 30, 2004, the joint venture owning the Harrisburg Mall has commitments to make tenant improvements and other capital expenditures in the amount of $18.8 million to be incurred in the three months ending December 31, 2004 and that the joint venture intends to fund these commitments from the proceeds of the $46.9 million construction loan with Commerce Bank (of which the joint venture has borrowed $29.7 million as of September 30, 2004) and approved state and local grants. Given that the available amounts under the construction loan and state and local grants exceeds the total amount of capital commitments at the Harrisburg Mall (approximately $48.5 as of September 30, 2004), the Company does not expect to be required to make any future capital contributions to the joint venture. Please note that we have revised our disclosure (i) on page 56 to indicate the exact amount of the remaining proceeds under the Commerce Bank Loan and the amount of the government grants and other economic incentives and (ii) on page 78 under the caption “Business and Properties–Our Properties–Harrisburg Mall–Joint Venture and Financing” to include a discussion of the capital contributions of the joint venture partners. Additionally, please note that the Company’s share of capital expenditure commitments with respect to the Harrisburg Mall joint venture appears on page 58 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–Contractual Obligations.”

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2.	We note from your revisions on page 56 in response to comment 7 that “the Harrisburg Mall joint venture will not have cash from operations to distribute to the joint venture partners during the period that it is taking advances” under the construction loan because any net cash flow will be used in lieu of the advances. We note that the construction loan matures on December 31, 2005 and that you expect to refinance this construction loan with alternative mortgage financing. Please revise to include risk factor disclosure regarding the period during which you do not expect to receive distributions from cash from operations from the Harrisburg Mall.

     Response: We have been advised by the Company that it expects to refinance the construction loan upon completion of the construction project (which is estimated to occur in the second or third quarter of 2005) and have revised our disclosure accordingly on page 19 and page 42. We have added the requested disclosure on page 38 under the caption “Risk Factors–Our cash flow is not assured. If our cash flow is reduced, we may not be able to make distributions to our stockholders” to reinforce the other statements already made on page 18 under the caption “Prospectus Summary–Distribution Policy,” on page 42 under the caption “Distribution Policy” and on page 57 under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources.”

3.	Please revise to identify the natural persons that control Feldman Lubert Adler Harrisburg LP. Also, please file the joint venture agreement or tell us why you are not required to do so. Finally, we note that you have an option to acquire the remaining interest in this joint venture. Please file the option agreement with your next amendment. See Item 601 of Regulation S-K.

     Response: We have filed with Amendment No. 5: (i) the Limited Partnership Agreement of Feldman Lubert Adler Harrisburg, LP, dated September 30, 2003, and the amendments thereto, and (ii) the Agreement Regarding Feldman Lubert Adler Harrisburg, LP, dated July 19, 2004. We have revised our disclosure on page 6 under the caption “Prospectus Summary–Harrisburg Mall” and on page 78 under the caption “Business and Properties–Our Properties–Harrisburg Mall–Joint Venture and Financing” to include the names of the natural persons that control the joint venture, including members of our senior management team that control the general partner of the joint venture and persons affiliated with the Lubert Adler Funds that ultimately control the limited partners. Please note that we previously identified the Lubert Adler Funds organization as our joint venture partner throughout our disclosure.

Our Structure, page 12

4.	Refer to comment no. 12. We note that you expect the taxable REIT subsidiaries to earn income and engage in activities that might jeopardize your status as a REIT. Please revise throughout to disclose the activities that the REIT subsidiaries will engage in that may jeopardize your REIT status.

     Response: We refer the Staff to the following disclosure on page 12 under the caption “Prospectus Summary–The Formation Transactions”: “We expect that this taxable REIT subsidiary will earn income and engage in activities that might otherwise [emphasis added] jeopardize our status as a REIT or that would cause us to be subject to a 100% tax on prohibited transactions.” In this section, we disclose that Feldman Equities Management, Inc. will make an election to be treated as the Company’s taxable REIT subsidiary. The REIT status of the Company will not be jeopardized because the election to treat an entity as a taxable REIT subsidiary will allow the entity to engage in certain activities without jeopardizing the REIT status of the Company under the relevant federal income tax laws. We also refer the Staff to the disclosure on pages 63 and 134 in which the formation of taxable REIT subsidiaries and the purpose therefor is discussed in greater detail.

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Benefits to Related Parties, page 13

5.	We note your response and revision relating to our comment no. 13. You indicate on page 13 that Larry Feldman and Feldman Partners, LLC will contribute, among other things, an estimated 56% economic interest in Feldman Equities of Arizona. You also indicate on page 103 that Larry Feldman and Feldman Partners, LLC will contribute, among other things, an estimated 62.2% economic interest in Feldman Equities of Arizona. We note similar discrepancies with each of the other contributors. Please revise or advise.

     Response: We refer the Staff to the disclosure in Amendment No. 4 on page 13 under the caption “Prospectus Summary–Benefits to Related Parties” and page 103 under the caption “Benefits to Related Parties” in which the respective percentages of each contributor’s economic interest have been presented consistently. As such, there are no existing discrepancies as noted in the Staff’s comment above.

Conflicts of Interest, page 14

6.	Please revise to briefly discuss the tax protection agreements you entered into with the contributors.

     Response: We refer the Staff to the disclosure that appears immediately before the caption “Conflicts of Interest” on page 16 under the caption “Prospectus Summary–The Formation Transactions–Tax Protection Agreements” in which the tax protection agreements are discussed in detail. We believe adding a detailed discussion of the tax protection agreements three paragraphs later in the “Conflicts of Interest” section would be redundant, but we have, however, added some basic additional information to this section and on page 110 under the caption “Policies with Respect to Certain Activities–Conflicts of Interest Policies.”

7.	We note your response to comment no. 14 that you have revised the terms of the additional OP units to remove those that may be earned based from the pad and expansion parcels relating to the Foothills Mall. Please supplementally tell us which agreements were revised in order to remove this OP unit earn-out provision and what consideration you have given to whether this need be disclosed in the risk factor dealing with the possible right of rescission.

     Response: We discussed the Company’s intention to amend the additional OP units provisions of certain contribution and related agreements with the Staff on October 27, 2004. In response to the Staff’s request, we supplementally provided a detailed spreadsheet to the Staff on October 28, 2004 listing the revised calculations of the exact number of equity securities to be issued in the formation transactions following removal of the additional OP units. Subsequent to these discussions with the Staff, the Feldman Partners, LLC Redemption Agreement and the Recapitalization Agreement (each of which will be filed with a subsequent Amendment) were amended to remove the additional OP units provisions. We were told by the Staff in a telephone conversation following our submission of the spreadsheet that the amendments to these agreements would not impact the integration issue.

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Amendment No. 4

General

8.	We note that certain members of your management team will make an aggregate investment of $1 million in this offering. Please tell us why you do not believe the offering for these shares was already begun privately and therefore must be completed privately.

     Response: Subsequent to the filing of the Registration Statement and as part of the ongoing negotiations between the underwriters and the Company, the underwriters requested that the Company’s management team purchase shares in this offering as a signal to the market of management’s commitment to the Company and the offering. The expression of management’s intention to purchase shares in this offering was not made until after the Registration Statement was filed and was never intended to be a private placement. In order to complete their investment, the members of the Company’s management team will each have to follow the same procedures for purchasing the shares of common stock as any other investor in this offering. Therefore, we do not believe that the offering of these shares was begun privately.

Prior Performance Information, page 106

9.	We note your disclosure that Jim Bourg and Scott Jensen served as members of the senior management team of Tower. Please revise to disclose the time period during which they served as such management and their positions in senior management of Tower. If the time period is less than 5 years please revise to include complete prior performance information. Further, please supplementally tell us about the involvement of management with prior real estate and development activities, including the nature of such activities and whether funds were raised from investors to invest in the real estate and development activities in which they were involved.

     Response: We have revised the disclosure on page 107 under the caption “Prior Performance Information” to disclose that Jim Bourg and Scott Jensen served as members of the senior management team of Tower from 1997 to 1999. Please note that both Jim Bourg and Scott Jensen resigned from Tower’s senior management team in March 1999. As such, the time period since their resignation from Tower exceeds 5 years and, therefore, disclosure of complete prior performance information is not required by Guide 5.

     We note the Staff’s request to supplementally describe the involvement of members of the Company’s management team with prior real estate and development activities, including the nature of such activities and whether funds were raised from investors to invest in the real estate and development activities in which they were involved. In our response letters to the Staff dated September 29, 2004 and November 9, 2004 (which we referred to in our November 24, 2004 letter), we provided our analysis supporting the conclusion that none of such prior real estate and development activities constitute a “program” within the meaning of Guide 5. Specifically, we stated that, while members of the Company’s management team has, in the last 10 years, acquired real estate properties in joint ventures with institutional partners, these transactions were characterized by one-off negotiations of terms and shared control with these partners and did not involve any offering of interests in an investment fund or syndication and, therefore, should not be considered to be “programs” with the meaning of Guide 5. In addition to submitting the response letters listed above, we engaged in several discussions with the Staff regarding our analysis and understood this issue to be resolved.

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     Although not defined in Guide 5, in the Releases that accompany the adoption of, and revisions to, Guide 5 (which was originally adopted as Guide 60), the Commission has discussed what it meant by the term “program” as used in Guide 5. In Release No. 34-18161 (October 7, 1981), for example, the Commission makes clear that a “program” is a three phase investment fund or a syndication involving (i) an offering or organization phase in which “the sponsor (who also serves as promoter and, later, general partner) organizes and registers the offering [(emphasis added)];” (ii) a second “operational phase of the program [which] commences with the acquisition of properties;” and (iii) a third phase in which “depending on the investment objectives of the program, the program is ‘completed’ as the partnerships are liquidated and wound down.” Therefore, we maintain our conclusion that the joint ventures involving members of the Company’s management team are not “programs” within the meaning of Guide 5.

     For the period from 1994 through 2004, members of the Company’s management team have been involved in joint ventures engaged in real estate and development activities. The joint ventures were contributed to Tower in connection with its formation transactions, except for the following:

•	Union Hills Village. This 100,000 square foot retail property was acquired in a joint venture with a high net worth investor in October of 1995 at a cost of $6.5 million from a Kansas City Bank following a bank foreclosure. Members of the Company’s management team implemented approximately a $1.5 million capital improvement program and aggressive leasing program. As a result, property occupancy increased from approximately 65% at the time of acquisition to approximately 100% as of 2002. The property was sold in 2002 for approximately $12.0 million. The capital required for this joint venture was provided primarily by members of the management team and one high net worth individual who shared control of the property as a co-general partner.
•	Members of the Company’s management team were also involved in the ownership of seven neighborhood shopping centers through joint ventures with a shared control arrangement with institutional investors. These centers were purchased by these joint ventures from approximately the period from 1994 through 1996. Investments in all of these centers occurred more than five years ago.

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     We have been advised by the Company and the underwriters that they intend to price this offering on December 13, 2004. We would thus greatly appreciate resolving all comments in connection with the subject filing be as soon as possible. Please direct any further correspondence to the undersigned at Clifford Chance US LLP, Attention: Beth A. De Santo, Esq. and, Jay L. Bernstein, Esq. 31 West 52nd Street, New York, New York 10019 (fax: (212) 878-8375).

Very truly yours,

/s/ Beth A. De Santo

Beth A. De Santo, Esq.

Enclosures

cc:	Karen Garnett, Esq.
Jeffrey A. Shady, Esq.
Larry Feldman
Jim Bourg
Tom Wirth
Jay L. Bernstein, Esq.